UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-SAR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

LENCO MOBILE INC.
Full Name of Registrant

N/A
Former Name if Applicable

2025 First Avenue, Suite 320
Address of Principal Executive Office (Street and Number)

Seattle, WA 98121
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

As previously disclosed in its Current Report on Form 8-K filed on September 6, 2014, Lenco Mobile, Inc. (the “Company”) and its wholly owned subsidiary, Archer USA, Inc. (“Archer USA” and, together with the Company, the “Debtors”), each filed a voluntary petition for relief (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Western District of Washington (the “Bankruptcy Court”), case numbers 14-16660-KAO and 14-16659-KAO. The cases are jointly administered under case number 14-16659-KAO under the caption “In re: Archer USA, Inc.; Lenco Mobile, Inc.”

The Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014 within the prescribed time period because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense due to the focus of the Company’s personnel, administrative and financial resources on the bankruptcy process. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Harris	206	467-5343
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LENCO MOBILE INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2014	By	/s/	Matthew Harris
Matthew Harris, Chief Executive Officer